Exhibit 99.1

Axonex AI Group Joins FLAIR’s Embodied AI International Applications Hub and Launches Education Humanoid TOMO

Collaboration to Explore Real-world Applications in Education and Manufacturing

Hong Kong, Oct. 15, 2026 (GLOBE NEWSWIRE) -- Axonex AI Group Limited (“Axonex AI” or the “Company”, together with its subsidiaries, the “Group”), a Hong Kong-based company strategically focused on artificial intelligence (AI) and robotics as its primary growth engine, today announced two breakthroughs in its humanoid robots and embodied AI business. Its indirect majority-owned joint venture entity, Rice Robotics (Hong Kong) Limited (“Rice Robotics HK”), has joined the Embodied AI International Applications Hub (the “Hub”) as one of its first batch of technology partners.

The Hub was officially launched today by the Hong Kong Industrial Artificial Intelligence and Robotics Centre (“FLAIR”), under the Hong Kong Productivity Council (“HKPC”). It is Hong Kong’s first platform dedicated to the training, validation and real-world deployment of embodied AI and humanoid robotics technologies. As part of the partnership, Rice Robotics HK has entered into an agreement with FLAIR to collaborate on the real-world training and scenario validation of humanoid robots and embodied AI solutions. The collaboration will initially explore application scenarios in the education and manufacturing sectors.

Under the Agreement, Rice Robotics HK will provide its robotic platform in Hong Kong to support technology development and project demonstrations. FLAIR will contribute its capabilities in scenario-based training, model development, testing and technology validation, with the parties working together to develop and validate solutions tailored to the selected real-world application scenarios.

To coincide with the inauguration of the Hub, Rice Robotics HK today also launched TOMO, a friendly, wheel-based humanoid robot designed primarily for educational applications. Named after “Tomodachi”, the Japanese word for friend, TOMO is designed as an approachable learning companion that can grow alongside students.

Featuring an expressive face, an interactive chest display and two-finger parallel grippers, TOMO can support interactive reading, STEM education, programming and supervised robotics exploration across different learning stages. It can also support everyday school applications, including light book-handling and incident alerts.

Mr. Damian Chan, Chairman of the Board and Chief Executive Officer of Axonex AI, said, “This collaboration represents an important step in advancing the real-world training and validation of humanoid robots and embodied AI in Hong Kong. By combining Rice Robotics HK’s robotics expertise with FLAIR’s capabilities in model training, testing and technology validation, we aim to refine our robotic solutions in practical environments and support their broader adoption. The launch of TOMO also demonstrates how we are translating our work in humanoid robotics into an approachable solution designed to support interactive learning and everyday school applications.”

Mr. Victor Lee, Founder of Rice Robotics, said, “We are honoured to be among the first batch of technology partners of the Hub. This partnership provides a valuable opportunity to test and refine our products in real-world settings, while exchanging knowledge with other industry players. By accumulating practical data and experience and collaborating with manufacturers, researchers and end-users, we hope to further enhance our products and strengthen the foundation for future product development.”

Launched by FLAIR under HKPC, the Embodied AI International Applications Hub is Hong Kong’s first platform dedicated to the training, validation and real-world deployment of embodied AI and humanoid robotics technologies. As one of its first batch of technology partners, Rice Robotics will work with FLAIR to test, validate and refine robotic solutions in real-world application environments, supporting their progression towards broader industrial adoption.

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Axonex AI Group Joins FLAIR’s Embodied AI International Applications Hub and Launches Education Humanoid TOMO

October 15, 2026

About Axonex AI Group Limited

Axonex AI Group Limited (formerly Mint Incorporation Limited) (NASDAQ: AXNX) is a Hong Kong-based company strategically focused on artificial intelligence (AI) and robotics, and an established business interior design and fit-out works provider. Through its subsidiary, Axonex AI Limited, and its majority owned subsidiary, Rice Robotics AGI Holding Limited, the Group delivers robot models and robotics solutions, including the FLOKI Minibot M1 and micro-insurance solutions purpose-built for commercial robots. The Group also maintains its established interior design and fit-out works business. Anchored by its ongoing transformation, Axonex AI is focused on AI and robotics as its main growth driving engine.

Forward-Looking Statements

Certain statements in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the U.S. Securities and Exchange Commission (the “SEC”).

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